SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              For 11 February 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




11 February 2004



RE:      BANK OF IRELAND
         SCHEDULE OF DATES FOR 2003/2004 FINAL
         & 2004/2005 INTERIM DIVIDEND


I detail below for your information the Schedule of Dates for the Final Dividend

2003/2004 and Interim Dividend 2004/2005:-


Results and Final                                            Results and Interim Dividend
Dividend 2003/2004                                            2004/2005

Thursday, 13 May,            Results Announced to Stock       Thursday, 11 November 2004
2004                         Exchange                         (@  07.00am)
(@ 07.00am)
Tuesday, 8 June, 2004        Report and Accounts posted to                         __
                             Stockholders

Wednesday, 16 June, 2004     Stock Goes Ex-Dividend           Wednesday, 1 December 2004

Friday, 18 June 2004         Record Date                      Friday, 3 December 2004

Monday, 5 July, 2004         Return Date for Proxies                               __

Wednesday, 7 July, 2004      Annual General Court                                  __

Friday, 16 July, 2004        Dividend Payable on or after     Wednesday, 5 January 2005





Yours sincerely,


John B. Clifford
Group Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 11 February 2004